03/08/2010 14:24 FAX [redacted] IB-SEATTLE ☑004/005

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10028602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 24 2010
Washington, DC

SEC FILE NUMBER
8- 52692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKG FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 SW FIRST AVENUE, SUITE 1000
(No. and Street)

PORTLAND, (City) OREGON (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK K. GASKILL 503/226-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

~~DUANE LIEBSWAGER, C.P.A., PC~~
(Name – if individual, state last, first, middle name)

15405 SW 116TH AVENUE, SUITE 105 (Address) KING CITY, (City) OREGON (State) 97224 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Mark K. Gaskill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKG FINANCIAL GROUP, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
KIMBERLY ANGELA HOWLAND
NOTARY PUBLIC-OREGON
COMMISSION NO. 437183
MY COMMISSION EXPIRES MARCH 5, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. CORRECTED
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORRECTED

MKG FINANCIAL GROUP, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2009 and 2008

	2009	2008
Stockholders' equity from statement of financial condition	$61,148	$49,237
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	61,148	49,237
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	(9,381)	(20,763)
Prepaid expenses & receivables	(12,342)	(12,416)
Net Capital before haircuts	39,425	16,058
Haircut on other securities	(68)	(892)
Net Capital	$39,357	$15,166
Computation of net capital requirement		
Minimum net capital required	$ 2,577	$ 4,659
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$34,357	$10,166
Excess net capital at 1000%	$35,492	$ 8,177
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued Liabilities	$38,654	$69,885
Total aggregate indebtedness	$38,654	$69,885
Ratio: Aggregate indebtedness to net capital	.98 to 1.	4.61 to 1.